Exhibit 99.1

December 4, 2014

The Toronto Stock Exchange

Canadian Securities Commissions

CDS Clearing and Depository Services Inc.

The Depository Trust & Clearing Corporation

Dear Sir/Madam:

Re:	The Toronto-Dominion Bank (the "Bank")
- Notice of Meeting and Record Dates

Pursuant to s. 2.2 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), we advise as follows:

Name of Reporting Issuer	The Toronto-Dominion Bank
Meeting Date	March 26, 2015
Record Date for Notice	February 2, 2015
Record Date for Voting Beneficial Ownership Determination Date	February 2, 2015 February 2, 2015
Classes or series of securities that entitle the holder to receive notice of the meeting	Common shares
Classes or series of securities that entitle the holder to vote at the meeting	Common shares
Notice & Access - Registered Holders Notice & Access - Beneficial Holders Issuer Sending Material Directly to NOBOs Issuer Paying to Send Material to OBOs Whether the meeting is a special meeting[1]	No No No Yes No

Yours very truly,

/s/ Jennifer C. Lee

Jennifer C. Lee

Associate Vice President, Legal

1 As defined by NI 54-101 meaning a meeting at which a special resolution, as defined in the Bank Act (Canada), is expected to be submitted to common shareholders.